FOIA CONFIDENTIAL TREATMENT REQUEST

November 10, 2020

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

VIA EDGAR

Ms. Sasha Parikh

Ms. Tracie Mariner

Securities and Exchange Commission

Office of Life Sciences

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-7553

Re: Sotera Health Company

Registration Statement on Form S-1

Initially Confidentially Submitted September 2, 2020

File No. 333-249648

Ladies and Gentlemen:

On behalf of our client, Sotera Health Company (“Sotera Health” or the “Company”), we are submitting this letter (the “Letter”) to provide the information requested during a conference call on November 9, 2020 with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced Registration Statement on Form S-1 initially confidentially submitted on September 2, 2020 (as subsequently amended, the “Registration Statement”). We are providing this Letter on the basis of information provided to us by the Company.

Confidential Treatment Requested by Sotera Health Company SH0000A1

Ms. Sasha Parikh

Ms. Tracie Mariner

Securities and Exchange Commission

We are respectfully requesting confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter.

Updated Estimated Price Range

To assist the Staff in its evaluation of the matters discussed in this Letter, the Company advises the Staff that the Company has further revised its estimated price range (the “Preliminary Price Range”) for the initial public offering (the “IPO”) of its common stock subsequent to the response letter dated November 2, 2020 (the “Prior Letter”) based on the factors described therein. The Company’s current Preliminary Price Range is $[*] to $[*] per share, resulting in a midpoint of the Preliminary Price Range of $[*] per share. This midpoint price per share implies a business enterprise value (“BEV”) of the Company of $[*].

The actual bona fide price range to be included in the Registration Statement remains subject to adjustment based on further discussions between the Company and the underwriters, developments in the Company’s business, current market conditions and any other factors affecting the Company or the proposed offering, a number of which are outside of the Company’s control. The actual bona fide price range will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and in compliance with the Staff’s interpretation regarding the parameters of a bona fide price range.

Difference between Recent Valuations Leading up to the IPO and Estimated Offering Price

As requested, we have expanded the discussion of drivers in valuation differences from the Prior Letter. To present this information in a coordinated manner with the information previously presented, an expanded version of the section of the Prior Letter titled “Difference between Recent Valuations Leading up to the IPO and Estimated Offering Price” is presented below, adding additional information throughout.

As noted above, the revised anticipated Preliminary Price Range is $[*] to $[*] per share of Company common stock, with a midpoint of approximately $[*] per share.

The assumed initial public offering price of $[*] per share of Company common stock (the midpoint of Preliminary Price Range) reflects an approximate [*] increase in total estimated BEV of Topco Parent from $[*] as of the July 31, 2020 valuation to total BEV of $[*], which equals the estimated BEV of the Company based on the midpoint of the Preliminary Price Range.

Confidential Treatment Requested by Sotera Health Company SH0000A2

Ms. Sasha Parikh

Ms. Tracie Mariner

Securities and Exchange Commission

Valuation Trend from December 13, 2019 to May 31, 2020

The increase in BEV of $231 million from the December 13, 2019 valuation to the May 31, 2020 valuation can be explained mainly by three factors: 1) an increase in long-term projected free cash flows; 2) an increase in guideline public company EBITDA pricing multiples; and 3) the time value of money (i.e., the passage of time bringing the Company closer to the future higher projections).

Valuation Trend from May 31, 2020 to July 31, 2020

The increase in BEV of $293 million from May 31, 2020 to July 31, 2020 can again be attributed mainly to three factors: 1) an increase in long-term free cash flow projections primarily related to the Company’s July 31, 2020 Iotron acquisition; 2) a decrease in the discount rate (i.e., weighted average cost of capital (“WACC”)); and 3) the time value of money. Specifically, as a result of the closing of the Iotron transaction, the Company’s overall revenue and EBITDA projections increased. The WACC decreased between the two dates due to a general reduction in market interest rates over that time period. Lastly, the passage of time (being two months closer to the future higher projections) also contributed to an increase in value.

Increases in the BEV estimates measured by market approaches discussed in the Prior Letter (i.e., the Guideline Public Company Method and Merger and Acquisition Method), are directly related to the increase in the projected 2019 (after adding in Iotron on a pro forma basis) through 2021 EBITDA financial performance of the Company since the selected multiples remained unchanged between the two valuation dates.

Additional considerations since July 31, 2020 to the IPO Date

The Preliminary Price Range was determined based on discussions between the Company and the Underwriters. Among the factors that the Company considered in setting the Preliminary Price Range were the following: (a) a comparison of recent valuation ranges of, or the market prices and the demand for publicly traded common stock of, public companies with similar business and financial profiles; (b) developments in the Company’s business; (c) input received from the Company’s “testing-the-waters meetings;” (d) current securities market conditions as described by the Company’s underwriters, including the performance of recent U.S. initial public offerings of generally comparable companies; and (e) the assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company believes the following key developments in the Company’s business are among the factors that have driven increases in its value since July 31, 2020:

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Ongoing integration of Iotron, acquired on July 31, 2020, which has enhanced corporate value through the addition of highly complementary operations and an expansion of its sterilization services’ strategic footprint, as well as delivered enhanced synergies. In connection with that acquisition, the Company has publicly documented its ongoing progress in a related strategic capacity expansion project which we believe enhances investor optimism regarding the sustainability of our growth trajectory.

Confidential Treatment Requested by Sotera Health Company SH0000A3

Ms. Sasha Parikh

Ms. Tracie Mariner

Securities and Exchange Commission

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The Company’s success in delivering revenue growth even in the face of economic headwinds relating to the coronavirus pandemic. The Company believes that the sustainability and consistency of its revenue performance is an attractive feature for investors. In the Registration Statement, the Company cites its consistent track record of revenue growth since 2005, even during challenging economic periods such as the 2008-2009 financial crisis. The Company believes that its ability to deliver revenue growth thus far in 2020 has strengthened that message considerably and that investors may assign a premium to its earnings based on our consistent performance over time.

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Commencement of IPO preparations, including engagement of investment bankers and drafting of documentation, in August, bringing the Company closer to achieving benefits including increased access to capital at a reduced cost and freely tradable shares, as discussed below.

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Continued improvement in the Company’s adjusted EBITDA margin and operating margin profile during 2020. The Company believes that the sustainability of its current margin profile and ability to continue to expand margins is a critical factor for potential investors. The Company has delivered margin expansion for several years, but the incremental margin growth in recent periods serves as further support for the notion that its margins are sustainable and may expand thanks to factors such as operating leverage as recent capacity expansions ramp up and our organizational emphasis on operational excellence initiatives. The Company’s operating margin has improved 1.9% and its Adjusted EBITDA margin has improved 2.2% in the nine month period ended September 30, 2020.

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The Company’s strengthened financial position and decreased interest expense that will result from significant deleveraging following the application of the proceeds of the IPO as described in the Registration Statement.

In addition to key developments in the Company’s business, the Company believes the following key developments in general market conditions have driven increases in its value since July 31, 2020:

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Public Company Comparables. The stock prices of the comparable public companies used in the independent third-party firm’s valuations for the Company have increased approximately 20% since the time of the last valuation in July 2020, suggesting an ongoing positive economic environment for the Company.

Confidential Treatment Requested by Sotera Health Company SH0000A4

Ms. Sasha Parikh

Ms. Tracie Mariner

Securities and Exchange Commission

•

Increased access to, and decreased cost of, capital. The Company expects that becoming publicly traded through the IPO will (i) improve the Company’s ability to raise equity and debt capital going forward and decrease the Company’s expected cost of capital and borrowing costs; and (ii) increase the attractiveness of the Company’s equity as a form of acquisition currency, to compensate employees and for other strategic transactions. Potential decreases in the cost of capital resulting from becoming a publicly-traded company can have the impact of increasing the present value of future cash flows, thereby increasing the Company’s BEV. Further, with additional access to capital, the Company may be able to accelerate its growth plans both organically and through acquisitions and other strategic transactions. These speculative future events are not factored into past valuations but may be considered by public investors as part of assessing the Company’s valuation.

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Freely tradable shares. The anticipated Preliminary Price Range necessarily assumes that a successfully marketed IPO at a size contemplated by the Company has occurred and that a public market for the Company’s common stock has been created. The shares issued in the IPO would be freely tradable securities with a liquid market. The impact of a public market for the Company’s common stock was appropriately not taken into account in Topco Parent’s determination of the BEV on July 31, 2020 and in all prior valuations. Even if an IPO were successfully completed, the equity interests granted would remain illiquid for the 180-day lockup period following the IPO. Furthermore, the Company’s common stock issued to management stockholders in respect of Topco Parent Units will be subject to contractual transfer restrictions that will survive for six years from the IPO closing (as set forth in Section 4.01 of the Stockholders’ Agreement filed as Exhibit 10.9 to the Registration Statement).

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Valuation methodology. The valuations obtained by management utilize a quantitative methodology to determine the estimated fair value of the Topco Parent Units, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay for shares of Company common stock in the IPO.

As a private equity owned portfolio company with a limited partnership parent, the Company believes that BEV is the most relevant metric for enabling an analysis and comparison of the valuations underlying Topco Parent’s recent pre-IPO reorganization equity compensation issuances and the recent valuation of the Company’s common stock implied by the estimated offering price. The Company respectfully submits that the BEV and Equity Values of Topco Parent and its subsidiaries and the resulting grant date fair values of Class B Units used as the basis for determining the compensation expense in connection with its grant of Class B Units are reasonable and appropriate for the reasons described in this letter and in the Registration Statement.

* * * *

Confidential Treatment Requested by Sotera Health Company SH0000A5

Ms. Sasha Parikh

Ms. Tracie Mariner

Securities and Exchange Commission

If you have questions with respect to the response set forth above, please direct the questions to me at (212) 225-2632.

Very truly yours,

/s/ David Lopez

David Lopez

Enclosure

cc:	Chris Edwards
Dorrie Yale
Securities and Exchange Commission

Michael Petras, Jr.
Matthew Klaben
Sotera Health Company

Arthur D. Robinson
John C. Ericson
Simpson Thacher & Bartlett LLP

Confidential Treatment Requested by Sotera Health Company SH0000A6